FORM 6-K

            SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                Report of Foreign Issuer
        Pursuant to Rule 13a - 16 or 15d - 16 of
           the Securities Exchange Act of 1934

             For the month of September, 2003

              Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

      Form 20-F                    Form 40-F    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

      Yes                          No    X

[If "Yes" is marked, indicate below the file number
assigned to the registrant in connection with Rule
12g3-2(b):    82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         INTERTAPE POLYMER GROUP INC.



Date:  September 5, 2003
                         By:  /s/ Andrew M. Archibald
                              Andrew M. Archibald, Chief
                              Financial Officer, Secretary,
                              and Vice President, Administration

September 5, 2003                                   NYSE SYMBOL: ITP
                                                     TSX SYMBOL: ITP

New financing to strengthen Intertape Polymer Group Inc. balance sheet
     -  New common equity of Cdn$50.0 million
     -  Additional debt reductions
     -  Expected to be EPS non-dilutive

Montreal, Quebec - September 5, 2003 - Further to yesterday's announcement that Intertape Polymer Group Inc. (NYSE, TSX: ITP) had entered into an agreement to sell Cdn$50.0 million worth of common shares to a syndicate of Canadian investment dealers, Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull today said: "Given the volatile nature of capital markets over the past few years, we felt it would be appropriate to take advantage of current market conditions to further strengthen the financial position of the Company." IPG's Chief Financial Officer, Andrew M. Archibald, C.A. remarked: "The net proceeds of this new common equity issue will be used to reduce both long-term and short-term debt by approximately US$34.0 million. These reductions will be in addition to previously-announced planned debt reductions of approximately US$ 29.0 million for 2003." As well, Mr. Archibald noted that at current earnings levels the Company does not expect this transaction to be dilutive to its earnings per share.

Yesterday, IPG announced that it had entered into an agreement with a syndicate of Canadian investment dealers under which the investment dealers have agreed to purchase 5.0 million common shares for gross proceeds of Cdn$50.0 million, subject to certain distribution restrictions. The offering is scheduled to close on or about September 24, 2003.


About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward- looking statements, including its earnings outlook.


FOR INFORMATION CONTACT:		Melbourne F. Yull
Chairman and Chief Executive Officer
					Intertape Polymer Group Inc.
Tel.: 866-202-4713
E-mail:itp$info@intertapeipg.com
Web: www.intertapepolymer.com

PRESS RELEASE

Montreal, Quebec, September 4, 2003 - Intertape Polymer Group Inc. announced today that it has entered into an agreement with a syndicate of investment dealers led by TD Securities Inc. under which the syndicate has agreed to purchase 5,000,000 common shares of the Company at a price of $10.00 per share, for gross proceeds of $50,000,000. In addition, the syndicate has the option, until closing, to purchase up to an additional 750,000 share which, if exercised, would increase the offering to $57,500,000. The offering is scheduled to close on or about September 24, 2003.

The net proceeds of the offering will be used towards reducing corporate indebtedness and for other general corporate purposes.

The common shares will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" and to a limited number of other institutional "accredited investors" pursuant to Section 4(2) of the U.S. Securities Act of 1933.



For information, call:

Melbourne F. Yull
Chairman and Chief Executive Officer
(941) 727-5788


NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.


TD Securities